UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number: 001-38262

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
(Exact Name of Registrant as Specified in its Charter)

LOMA NEGRA CORPORATION
(Translation of Registrant’s name into English)

Cecilia Grierson 355, 3th Floor
Zip Code 1107 – Capital Federal
Republic of Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Item	Description
1	Loma Negra Relevant Event

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Date: August 26, 2022	By:	/s/	Marcos I. Gradin
	Name:		Marcos I. Gradin
	Title:		Chief Financial Officer

Loma Negra Compañía Industrial Argentina Sociedad Anónima

Consolidated condensed interim financial statements as of June 30, 2022 and for the six and three-month periods ended June 30, 2022 and 2021

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021

CONTENTS

Unaudited consolidated condensed interim statement of profit or loss and other comprehensive income
Unaudited consolidated condensed interim statement of financial position
Unaudited consolidated condensed interim statement of changes in equity
Unaudited consolidated condensed interim statement of cash flows
Notes to the unaudited consolidated condensed interim financial statements:
1 Legal information
2 Basis of preparation
3 Critical accounting judgments and key sources used for estimating uncertainty
4 Sales revenues
5 Cost of sales
6 Selling and administrative expenses
7 Other net gains and losses
8 Tax on bank accounts debits and credits
9 Financial results, net
10 Income tax expense
11 Earnings per share
12 Property, plant and equipment
13 Inventories
14 Related party transactions and balances
15 Other receivables
16 Right of use of assets and lease liabilities
17 Trade accounts receivable
18 Investments
19 Capital stock and other capital related accounts
20 Borrowings
21 Accounts payable
22 Provisions
23 Tax liabilities
24 Cash and cash equivalents
25 Financial instruments
26 Non-cash transactions
27 Segment information
28 Compromises
29 Ferrosur Roca S.A. concession and related rail services
30 Argentine economic context
31 Effects of COVID-19 on the Group
32 Officially stamped books
33 Subsequent events

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

		Six months		Three months
	Notas	06.30.2022	06.30.2021	06.30.2022	06.30.2021

Net revenues	4	47,919,094	47,371,220	25,268,329	23,399,365
Cost of sales	5	(33,268,053)	(31,632,792)	(18,174,834)	(16,349,897)
Gross profit		14,651,041	15,738,428	7,093,495	7,049,468

Selling and administrative expenses	6	(4,350,442)	(3,981,391)	(2,207,503)	(2,018,222)
Other gains and losses	7	12,166	216,288	(23,143)	138,581

Tax on bank accounts debits and credits	8	(479,797)	(487,316)	(255,311)	(259,753)

FINANCIAL RESULTS, NET
Exchange rate differences	9	(578,377)	355,314	(398,352)	317,039
Gain on net monetary position		1,624,724	1,920,378	629,323	905,091
Financial income	9	77,019	221,980	57,222	145,795
Financial expenses	9	(1,173,822)	(1,761,869)	(597,926)	(889,407)
Profit before tax		9,782,512	12,221,812	4,297,805	5,388,592

INCOME TAX EXPENSE
Current	10	(2,249,628)	(5,348,735)	(29,822)	(2,519,985)
Deferred	10	(1,443,113)	(4,276,554)	(1,854,624)	(4,943,640)
NET PROFIT (LOSS) FOR THE PERIOD		6,089,771	2,596,523	2,413,359	(2,075,033)

Net profit (loss) for the period attributable to:
Owners of the Company		6,205,561	2,707,090	2,488,927	(2,024,548)
Non-controlling interests		(115,790)	(110,567)	(75,568)	(50,485)
NET PROFIT (LOSS) FOR THE PERIOD		6,089,771	2,596,523	2,413,359	(2,075,033)

Earnings per share (basic and diluted) in Argentine pesos	11	10.5949	4.5419	4.2517	(3.3967)

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	06.30.2022	12.31.2021
ASSETS
Non-current assets
Property, plant and equipment	12	107,922,346	110,685,066
Right of use of assets	16	367,336	421,909
Intangible assets		325,369	393,593
Investments	18	7,153	7,153
Goodwill		71,348	71,348
Inventories	13	4,317,499	4,198,902
Other receivables	15	844,247	946,454
Total non-current assets		113,855,298	116,724,425

Current assets
Inventories	13	14,441,279	11,841,582
Other receivables	15	1,793,443	1,621,366
Trade accounts receivable	17	5,935,378	5,392,744
Investments	18	12,522,230	6,726,342
Cash and banks		771,192	450,299
Total current assets		35,463,522	26,032,333
Total assets		149,318,820	142,756,758

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2022 AND DECEMBER 31, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Notes	06.30.2022	12.31.2021
SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital stock and other capital related accounts	19	27,049,787	27,731,106
Reserves		65,068,006	61,797,835
Retained earnings		6,205,561	8,966,734
Equity attributable to the owners of the Company		98,323,354	98,495,675
Non-controlling interests		112,502	228,292
Total shareholders’ equity		98,435,856	98,723,967

LIABILITIES
Non-current liabilities
Borrowings	20	7,223,530	542,857
Provisions	22	765,068	772,434
Salaries and social security payables		41,640	68,814
Lease liabilities	16	261,497	320,205
Other liabilities		117,610	194,197
Deferred tax liabilities	10	20,929,140	19,486,027
Total non-current liabilities		29,338,485	21,384,534

Current liabilities
Borrowings	20	6,374,821	2,876,118
Accounts payable	21	9,942,965	10,723,709
Advances from customers		953,763	1,397,566
Salaries and social security payables		2,584,345	2,769,969
Tax liabilities	23	1,430,540	4,554,846
Lease liabilities	16	84,699	108,298
Other liabilities		173,346	217,751
Total current liabilities		21,544,479	22,648,257
Total liabilities		50,882,964	44,032,791
Total shareholders’ equity and liabilities		149,318,820	142,756,758

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF JUNE 30, 2022
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

			Owners contributions
	Capital stock	Treasury shares	Capital adjustments	Treasury shares adjustments	Share premium	Treasury stock shares premium	Treasury stocks trading premium	Merger premium	Cost of treasury stock	Share-based payment plans (Note 23)	Legal reserve	Environmental reserve	Optional Reserve for Future Dividends	Retained earnings	Shareholders’ equity attributable to owners of the parent company	Non- controlling interest	Total
Balances as of January 1, 2022	58,743	860	9,673,907	141,563	15,428,814	2,402,210	-	3,221,015	(3,250,291)	54,285	1,975,014	15,417	59,807,404	8,966,734	98,495,675	228,292	98,723,967

Acquisition of treasury stock (Note 19)	(208)	208	(34,248)	34,248	(581,165)	581,165			(714,456)						(714,456)		(714,456)

Share-based payment plans (Note 14)										33,137					33,137		33,137

Granting of share-based plans	5	(5)	829	(829)	14,069	(14,069)	9,670		8,943	(18,613)					-		-

Resolved by Board of Directors															-		-
Meeting dated April 14, 2022
Dividends paid													(5,696,563)		(5,696,563)		(5,696,563)

Resolved by Ordinary General
Shareholders’ Meeting dated April 27, 2022
Optional reserve													8,966,734	(8,966,734)

Net income for the period														6,205,561	6,205,561	(115,790)	6,089,771
Balances as of June 30, 2022	58,540	1,063	9,640,488	174,982	14,861,718	2,969,306	9,670	3,221,015	(3,955,804)	68,809	1,975,014	15,417	63,077,575	6,205,561	98,323,354	112,502	98,435,856

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY AS OF JUNE 30, 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	Owners contributions
	Capital	Capital corresponding to treasury shares	Capital Adjustments	Capital adjustments of own shares	Share premium	Share premium for treasury shares	Merger premium	Cost of treasury shares	Legal reserve	Environmental reserve	Optional reserve	Retained earnings	Equity attributable to owners of the Company	Non- controlling interests	Total
Balances as of January 1, 2021	59,603	-	9,815,469	-	17,831,023	-	3,221,016	-	1,975,014	15,416	36,479,900	23,327,506	92,724,947	557,374	93,282,321

Resolved by Ordinary General
Shareholders’ Meeting dated April 20, 2021 Optional reserve											23,327,506	(23,327,506)

Purchase of treasury shares	(635)	635	(63,548)	63,548	(1,082,557)	1,082,557		(1,302,366)					(1,302,366)		(1,302,366)

Income for the period												2,707,090	2,707,090	(110,567)	2,596,523
Balances as of June 30, 2021	58,968	635	9,751,921	63,548	16,748,466	1,082,557	3,221,016	(1,302,366)	1,975,014	15,416	59,807,406	2,707,090	94,129,671	446,807	94,576,478

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CASH FLOWS AS OF JUNE 30, 2022 AND 2021 (All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022	06.30.2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit for the period	6,089,771	2,596,523
Adjustments to reconcile net profit to net cash generated by operating activities
Income tax expense	3,692,741	9,625,289
Depreciation and amortization	4,621,412	3,729,049
Provisions	107,071	(35,069)
Exchange rate differences	(287,926)	(830,950)
Interest expense	457,832	529,050
Share-based payments	33,137	-
Income on disposal of property, plant and equipment	(13,860)	(122,696)
Allowance for contributions paid to the Trust Fund to Strengthen the Inter-urban Railroad System	63,655	62,864
Changes in operating assets and liabilities
Inventories	(3,061,854)	(1,106,865)
Other receivables	(506,726)	(551,933)
Trade accounts receivable	(2,015,165)	(1,390,531)
Advances from customers	(303,101)	(318,179)
Accounts payable	1,073,415	517,719
Salaries and social security payables	501,067	495,920
Provisions	(57,160)	(39,656)
Tax liabilities	824,155	(116,969)
Other liabilities	(129,960)	(172,370)
Gain on net monetary position	(1,624,724)	(1,920,378)
Income tax paid	(4,787,508)	(5,667,064)
Net cash generated by operating activities	4,676,272	5,283,754

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from the operation of Yguazu Cementos S.A.	65,023	409,644
Proceeds from disposal of property, plant and equipment	25,403	116,030
Payments to acquire property, plant and equipment	(1,861,215)	(4,175,076)
Payments to acquire intangible	(3,044)	-
Payments to acquire investments	-	(3,044,155)
Contributions to F.F.F.S.F.I.	(72,240)	(68,807)
Net cash used in investing activities	(1,846,073)	(6,762,364)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from borrowings	14,079,095	770,159
Interest paid	(245,514)	(435,088)
Dividends paid	(5,681,134)	-
Lease liabilities	(78,928)	(129,541)
Repayment of borrowings	(3,565,599)	(3,872,870)
Purchase of treasury shares	(714,456)	(1,302,366)
Net cash generated by (used in) financing activities	3,793,464	(4,969,706)

Net increase (decrease) in cash and cash equivalents	6,623,663	(6,448,316)
Cash and cash equivalents at the beginning of the period	4,500,776	8,992,194
Effect of restating in constant currency of cash and cash equivalents	(223,724)	(154,967)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	(2,438)	(486,228)
Cash and cash equivalents at the end of the period	10,898,277	1,902,683

The accompanying notes are an integral part of these consolidated condensed interim financial statements.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

1.            LEGAL INFORMATION

Legal address:

Boulevard Cecilia Grierson 355, 4th Floor, City of Buenos Aires, Argentina.

Fiscal year number:

Fiscal year number 98, beginning January 1, 2022.

Principal business of the Company:

The Company and its subsidiaries, mentioned below, are referred to in these consolidated condensed interim financial statements as the “Group”.

The main activity of the Group is the manufacturing and selling of cement and its derivatives, as well as the exploration of mineral resources that are used in the production process. At present, the Group has 8 cement factories in Argentina, in the provinces of Buenos Aires, Neuquén, San Juan and Catamarca. The Company also has 11 concrete plants.

The Group, through its subsidiary Cofesur S.A.U., has a controlling interest in Ferrosur Roca S.A., a company whose capital is held by Cofesur S.A.U. with 80%, the National State with a 16% interest, and 4% has been transferred by the latter to the workers through a trust created for such purpose.  Ferrosur Roca S.A. operates the railway cargo network of Ferrocarril Roca under a concession granted by the Argentine government in 1993 for a term of 30 years, which allows access of several of Loma Negra’s cement production plants to the railway network. As a result of the National Government’s decision to put an end to the existing railway concession system in Argentina and shift to an open access model with the participation of private rail operators, the above concession will end in March 2023. For this reason, the Group has assessed potential business scenarios based on its intention to continue delivering services as a rail network operator, as described in Note 29.

The Group also has a controlling interest in Recycomb S.A.U., a company engaged in the treatment and recycling of industrial waste intended to be used as fuel or raw material.

Date of registration in the Argentine General Inspection of Justice (IGJ):

-	Registration of the bylaws: August 5th, 1926, under No 38, Book 46.

-	Last amendment registered to the bylaws: July 13th, 2021, under No. 10,675 Book 103 of Companies by shares.

-	Correlative Number of Registration with the IGJ: 1,914,357.

-	Tax identification number [CUIT]: 30-50053085-1.

-	Date of expiration: July 3, 2116.

Parent company:

InterCement Trading e Inversiones Argentina S.L. with 51.0437% of the Company’s capital stock and votes.

Capital structure:

The subscribed for and paid in capital amounts to $ 59,602,649, represented by 596,026,490 book-entry common shares with a nominal value of $ 0.10 each, and each entitling to one vote. Some of these shares are treasury shares as described in Note 19.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

2.            BASIS OF PREPARATION

2.1 Basis of preparation

The accompanying consolidated condensed interim statement of financial position as of June 30, 2022, the consolidated condensed interim statement of profit or loss and other comprehensive income, consolidated condensed interim statement of changes in equity and of cash flows for the six and three month periods ended June 30, 2022 and 2021 and the notes to the consolidated condensed interim financial statements (hereinafter, the “interim financial statements”) are unaudited and have been prepared as interim financial information. These interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, pursuant to the provisions in Technical Resolution No. 26 (as amended) issued by the Argentine Federation of Professional Councils of Economic Sciences [FACPCE] and the Regulations issued by the Argentine Securities Commission [“Comisión Nacional de Valores” (CNV)].

Consequently, not all of the disclosures required in accordance with International Financial Reporting Standards (“IFRS”) for annual financial statements are included herein, hence, these interim financial statements shall be read in conjunction with the Group’s consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 issued on March 7, 2022. In the opinion of the Group’s Management, these unaudited consolidated condensed interim financial statements include all normal recurring adjustments, which are necessary for a fair representation of financial results for the interim periods presented.

The financial information as of December 31, 2021 presented in these unaudited consolidated condensed interim financial statements arises from our audited consolidated financial statements for the fiscal year ended December 31, 2021, restated in closing currency of the reported period, following the guidelines in IAS 29. Such guidelines have been described in Note 2.2 to our consolidated financial statements as of December 31, 2021.

The results of operations for the six-month periods ended June 30, 2022 and 2021 do not necessarily reflect the results for the full years. The Company believes that the disclosures are appropriate and adequate to consider that the information presented is not misleading.

These consolidated condensed interim financial statements were approved for issue by the Board of Directors on August 11, 2022, the date when the interim financial statements were available for issuance.

2.2 Basis of consolidation

These interim financial statements include the unaudited consolidated condensed interim statement of financial position, results of operations and cash flows of the Company and its consolidated subsidiaries. The basis of consolidation and the subsidiaries are the same as for the Company’s audited consolidated financial statements for the year ended December 31, 2021, issued on March 7, 2022.

The consolidated information disclosed in these condensed interim financial statements include the following subsidiaries:

	Main business	Country	% of direct and indirect ownership as of
			06.30.22	12.31.21	06.30.21
Subsidiary name:
Cofesur S.A.U.	Investment	Argentina	100.00	100.00	100.00
Ferrosur Roca S.A. (1)	Rail freight transportation	Argentina	80.00	80.00	80.00
Recycomb S.A.U.	Waste recycling	Argentina	100.00	100.00	100.00

(1) Directly controlled by Cofesur S.A.U.

Below is a summary of the financial information of Ferrosur Roca S.A., a subsidiary with material non-controlling interests.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022	12.31.2021

Current assets	1,447,872	1,458,204
Non-current assets	1,790,169	2,501,050
Current liabilities	2,134,986	2,091,589
Non-current liabilities	540,539	726,196
Equity attributable to the owners of the company	450,012	913,176
Non-controlling interests	112,503	228,294

	06.30.2022	06.30.2021
Six-month period
Sales revenues	4,052,155	3,751,372
Financial results, net	93,087	75,563
Depreciations	(931,824)	(706,845)
Income tax	118,539	(24,704)
Loss for the period (*)	(578,955)	(552,849)

(*) The net loss as of June 30, 2022 includes a gain of 12,685 from eliminations of intragroup transactions.
	06.30.2022	06.30.2021
Six-month period
Net cash generated by operating activities	249,888	497,157
Net cash used in investing activities	(313,485)	(454,427)
Net cash generated (used in) by financing activities	132,384	(34,574)
Financial and holding results generated by cash	(6,692)	(15,521)

2.3 Accounting policies

These consolidated condensed interim financial statements have been prepared using the same accounting policies and criteria used in the preparation of the audited consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards and interpretations effective as of January 1, 2022, if any.

2.3.1 Application of new and revised International Financial Reporting Standards (IFRS)

•	Adoption of new and revised IFRS

The Group has adopted all of the new and revised standards and interpretations issued by the International Accounting Standards Board (“IASB”) that are relevant to its operations and that are mandatorily effective as of June 30, 2022, as described in Note 2.2 to the Group's annual consolidated financial statements as of December 31, 2021.

The Group has not opted for early adoption of any other standard, interpretation or amendment that has been issued but is not yet in force.

•	New standards

New standards and interpretations issued during the six-month period ended June 30, 2022 and the standards and interpretations issued but not mandatory as of that date are described in Note 2.2 to the consolidated financial statements as of December 31, 2021.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

3.            CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES USED FOR ESTIMATING UNCERTAINTY

In the application of the Group´s accounting policies, the Group´s management is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are relevant. Actual results may differ from these estimates.

In the ordinary course of its business, the Group selects tax criteria and accounting positions based on a reasonable interpretation of current regulations, also taking into account the opinion of its tax and legal advisors together with the evidence available up to the date of issue of these financial statements. However, there may be situations in which the assessment that a third party could make of them and the eventual realization of damage to the Group is uncertain. For such cases, the Group has evaluated the issues considering their significance in relation to the financial statements and has not made a provision as it is not required by current accounting standards.

Underlying estimates and assumptions are continuously reviewed. Changes in estimates are accounted for prospectively.

The unaudited consolidated condensed interim financial statements reflect all adjustments which are, in the opinion of Management, necessary to make a fair statement of the results for the interim periods presented.

There are no significant changes to the critical judgements used by Management in applying accounting policies to the critical judgements disclosed in the annual consolidated financial statements for the year ended December 31, 2021, including those derived from the definition of the completion period of the current Ferrosur Roca S.A. concession mentioned in Notes 1 and 29.

As a consequence of the activities in which the Group is engaged, its transactions do not have a significant cyclical or seasonal character. Nevertheless, during the second half of the year, the volume of sales in Argentina has historically showed a slight increase.

4.            REVENUES

	06.30.2022	06.30.2021
Six-month period
Sales of goods	65,807,802	64,810,796
Domestic market	65,785,133	64,754,615
External customers	22,669	56,181

Services rendered	2,226,159	2,102,443

(-) Bonus / Discounts	(20,114,867)	(19,542,019)
Total	47,919,094	47,371,220

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

5.            COST OF SALES

		06.30.2022		06.30.2021
Six-month period
Inventories at the beginning of the year		16,040,484		15,717,283
Finished products	810,323		968,044
Products in progress	2,730,455		1,849,513
Raw materials, materials, fuel and spare parts	12,499,706		12,899,726

Purchases and production expenses for the period		35,986,347		33,127,604

Inventories at the end of the period		(18,758,778)		(17,212,095)
Finished products	(813,631)		(924,719)
Products in progress	(3,815,020)		(3,157,061)
Raw materials, materials, fuel and spare parts	(14,130,127)		(13,130,315)

Cost of sales		33,268,053		31,632,792

The detail of production expenses is as follows:

	06.30.2022	06.30.2021
Six-month period
Fees and service fees	661,878	634,975
Salaries, wages and social security contributions	5,470,601	5,315,388
Transport and travelling expenses	246,328	226,312
Data processing	16,994	15,824
Taxes, contributions and commissions	644,331	662,831
Depreciation and amortizations	4,380,779	3,647,602
Preservation and maintenance costs	2,914,209	3,032,982
Communications	34,636	32,259
Leases	60,209	32,645
Employee benefits	134,537	129,959
Water, natural gas and energy services	8,985	7,447
Freight	3,676,031	3,258,545
Fuel	4,975,042	4,267,921
Insurance	117,911	88,850
Packaging	1,231,480	1,388,416
Electrical power	3,237,265	3,309,732
Contractors	2,466,231	2,455,563
Tolls	-	10,100
Canon (concession fee)	30,208	29,524
Security	170,826	168,475
Others	503,446	438,360
Total	30,981,927	29,153,710

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

6.            SELLING AND ADMINISTRATIVE EXPENSES

	06.30.2022	06.30.2021
Six-month period
Managers and directors compensation and fees	350,955	299,254
Fees and compensation for services	341,118	324,245
Salaries, wages and social security contributions	1,070,667	973,534
Transport and travelling expenses	43,870	27,525
Data processing	140,597	89,598
Advertising expenses	143,173	130,117
Taxes, contributions and commissions	1,024,231	1,053,979
Depreciation and amortizations	285,822	272,530
Preservation and maintenance costs	6,602	9,796
Communications	38,923	26,999
Leases	10,977	13,927
Employee benefits	29,107	28,211
Water, natural gas and energy services	1,799	2,649
Freight	641,195	567,835
Insurance	141,417	81,725
Allowance for doubtful accounts	8,171	3,791
Security	9,995	8,226
Others	61,823	67,450
Total	4,350,442	3,981,391

7.            OTHER GAINS AND LOSSES

	06.30.2022	06.30.2021
Six-month period
Gain on disposal of property, plant and equipment	13,860	122,696
Donations	(13,721)	(53,567)
Technical assistance services provided	2,269	3,302
Gain on tax credit acquired	33,855	46,439
Contingencies	(106,796)	(28,977)
Leases	44,013	90,441
Miscellaneous	38,686	35,954
Total	12,166	216,288

8.            TAX ON BANK ACCOUNTS DEBITS AND CREDITS

The general tax rate on bank debits and credits is 0.6% for the amounts debited and credited in the bank accounts of the Group. For the amounts debited and credited, 33% of both items may be taken as payment on account of other taxes. The 67% of the tax paid is included in this line item in the statement of profit or loss and other comprehensive income.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

9.            FINANCIAL RESULTS, NET

	06.30.2022	06.30.2021
Six-month period
Exchange rate differences
Foreign exchange gains	-	458,935
Foreign exchange losses	(578,377)	(103,621)
Total	(578,377)	355,314

Financial income
Unwinding of discounts on provisions and liabilities	77,019	221,980
Total	77,019	221,980

Financial expenses
Interest from short-term investments	(620,659)	(943,052)
Interest on borrowings	(161,486)	(319,476)
Interest on leases	(17,738)	(42,051)
Tax interest	(8,140)	(68,692)
Unwinding of discounts on receivables	(73,081)	(62,864)
Others	(292,718)	(325,734)
Total	(1,173,822)	(1,761,869)

10.            INCOME TAX EXPENSE

Income tax expense is recognized on the basis of the actual profit for the period and the statutory rate expected at year-end.

This criterion does not significantly differ from the criterion established in IAS 34, which requires income tax expense to be recognized in each interim period based on the best estimate of the effective tax rate expected as of year-end.

In this regard, Law No. 27,260, promulgated on June 16, 2021, incorporated modifications on the corporate income tax rate, establishing a tiered structure of the applicable rates based on the level of accumulated taxable net income for each company, which can be 25%, 30% and 35%; maintaining the tax of 7% on the distribution of dividends.

The main accounting impact of the new regulations is the measurement of deferred income tax assets and liabilities, since these must be recognized by applying the tax rate that will apply to the Company on the dates on which the differences between the accounting values and the tax will be reversed or used. For this reason, the Group has considered its tax projections to establish the estimate rate that will apply in each year, in order to determine the value of temporary items and tax losses based on the estimated term of reversion and consumption.

The reconciliation of income tax expense for the six-month periods ended June 30, 2022 and 2021 and that which would result from applying the statutory rate in force on the net profit before income tax expense that arises from the condensed interim statement of profit or loss and other comprehensive income for each period is as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022	06.30.2021

Total profit before income tax expense	9,782,512	12,221,812
Statutory income tax rate	35%	35%
Income tax at statutory rate	(3,423,879)	(4,277,634)
Adjustments for calculation of the effective income tax:
Effects of the fiscal revaluation and adjustment to reflect inflation for accounting and tax purposes	(250,873)	(79,464)
Change in tax rate	728	(5,250,755)
Impairment of tax losses recognized in subsidiaries	(13,691)	-
Other non-taxable income or non-deductible expense, net	(5,026)	(17,436)
Total income tax expense	(3,692,741)	(9,625,289)
INCOME TAX
Current	(2,249,628)	(5,348,735)
Deferred	(1,443,113)	(4,276,554)
Total	(3,692,741)	(9,625,289)

Likewise, the breakdown of deferred income as of June 30, 2022 and December 31, 2021 is as follows:

	06.30.2022	12.31.2021
Deferred tax assets
Loss carryforward from subsidiary	252,550	350,185
Leases	-	4,018
Provisions	117,972	113,023
Accounts payable	50,632	-
Other receivables	54,668	90,735
Salaries and social security payables	33,806	40,720
Other liabilities	98,911	100,232
Trade accounts receivable	2,010	2,376
Others	5,259	5,996
Total deferred tax assets	615,808	707,285

	30,06,2022	31,12,2021
Deferred tax liabilities
Investments	(90,611)	(11,371)
Property, plant and equipment	(18,772,700)	(16,354,859)
Inventories	(1,565,346)	(1,765,037)
Taxes payable (adjustment to reflect inflation for tax purposes)	(1,084,886)	(2,059,488)
Borrowings	(22,599)	(2,329)
Leases	(7,400)	-
Others	(1,406)	(228)
Total deferred tax liabilities	(21,544,948)	(20,193,312)
Total net deferred tax liabilities	(20,929,140)	(19,486,027)

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

11.            EARNINGS PER SHARE

Basic and diluted earnings per share

The earnings and the weighted average number of common shares used in the calculation of basic and diluted earnings per share are as follows:

	Six months		Three months
	06.30.2022	06.30.2021	06.30.2022	06.30.2021

Profit attributable to the owners of the parent company used in the calculation of earnings per share - basic and diluted	6,205,561	2,707,090	2,488,927	(2,024,548)

Weighted average number of common shares for purposes of basic and diluted earnings per share (in thousands)	585,711	596,026	585,401	596,026

Basic and diluted earnings per share (in pesos)	10.5949	4.5419	4.2517	(3.3967)

12.            PROPERTY, PLANT AND EQUIPMENT

	06.30.2022	12.31.2021

Cost	261,426,720	259,742,746
Accumulated depreciation	(153,504,374)	(149,057,680)
Total	107,922,346	110,685,066

Land	1,395,977	1,395,977
Plant and buildings	17,880,720	18,677,686
Machinery, equipment and spare parts	79,107,571	78,889,927
Transport and load vehicles	1,598,521	2,025,310
Furniture and fixtures	97,496	129,308
Quarries	6,659,793	6,846,496
Tools	118,534	140,338
Construction in progress	1,063,734	2,580,024
Total	107,922,346	110,685,066

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

13.            INVENTORIES

	06.30.2022	12.31.2021
Non-current
Spare parts	4,515,799	4,437,318
Allowance for obsolete inventories	(198,300)	(238,416)
Total	4,317,499	4,198,902

Current
Finished products	813,631	810,323
Production in progress	3,815,020	2,730,455
Raw materials, materials and spare parts	7,566,404	7,078,433
Fuels	2,246,224	1,222,371
Total	14,441,279	11,841,582

14.            RELATED PARTY TRANSACTIONS AND BALANCES

The outstanding balances between the Group and related parties as of June 30, 2022 and December 31, 2021 are as follows:

	06.30.2022	12.31.2021
Related companies:
InterCement Brasil S.A.
Accounts payable	(111,373)	(135,358)
InterCement Trading e Inversiones S.A.
Other receivables	311,387	359,656
Accounts payable	(24,396)	(29,644)
Intercement Participações S.A.
Other receivables	245,974	240,911
Accounts payable	(90,588)	(370,980)
InterCement Trading e Inversiones Argentina S.L.
Other receivables	85,182	-

Summary of balances as of June 30, 2022 and December 31, 2021 is as follows:

	06.30.2022	12.31.2021

Other receivables	642,543	600,567
Accounts payable	(226,357)	(535,982)

The transactions between the Group and related parties for the periods ended June 30, 2022 and 2021 are detailed as follows:

	06.30.2022	06.30.2021

InterCement Participações S.A. – Sales of services	30,626	98,707
InterCement Participações S.A. – Services received	(453,455)	(464,919)

The amount recognized in the consolidated statement of profit or loss and other comprehensive income related to key management salaries, wages and fees amounted to 288,236 and 226,999 for the six-month periods ended June 30, 2022 and 2021, respectively. Additionally, a loss has been accrued under the long-term incentive program for a total of 14,813 and 43,939 during the six-month periods ended June 30, 2022 and 2021, respectively. Finally, during the current period, 10,069 American Depositary Receipts (“ADRs”) were distributed within the framework of the aforementioned incentive programs.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

The Group did not recognize any expense in the current period, or in previous ones, regarding bad or doubtful accounts related to amounts owed by related parties.

The outstanding amounts as of June 30, 2022 are not secured and will be settled in cash. No guarantees have been granted or received on the outstanding balances.

On April 14, 2002, the Company's Board of Directors approved the payment of a cash dividend for a total amount of 5,696,563 and communicated that as a general principle the payment of such dividends will be made to all Shareholders in ARS. However, all shareholders were guaranteed the option of receiving payment of their proportion of the dividend in the equivalent in US Dollars, converting the original dividend into pesos at the exchange rate “Reference Exchange Rate of the Central Bank of the Republic Argentina-Com. “A” 3500” corresponding to the close of the business day immediately prior to the day of availability; and, in such case, grant shareholders the option of receiving the payment of the dividend in US Dollars through Caja de Valores S.A., in their local bank account or in a bank account abroad.

15.            OTHER RECEIVABLES

	06.30.2022	12.31.2021
Non-current
Advances to suppliers	522,174	658,472
Tax credits	87,519	112,615
Contributions to the Trust Fund to Strengthen the Inter-urban Railroad System (F.F.F.S.F.I.)	245,161	247,124
Prepaid expenses	234,554	175,286
Guarantee deposits	-	81
Subtotal	1,089,408	1,193,578
Allowance for doubtful receivables	(245,161)	(247,124)
Total	844,247	946,454

	06.30.2022	12.31.2021
Current
Income tax credits	267,400	-
Turnover tax credits	159,684	136,604
Value added tax	26,303	-
Other tax credits	1,287	-
Credit for sale of interest in Yguazu Cementos S.A.	312,891	419,359
Related parties’ receivables (Note 14)	642,543	600,567
Prepaid expenses	238,574	322,091
Guarantee deposits	856	1,165
Reimbursements receivable	8,949	16,331
Advances to suppliers	20,463	25,031
Salaries advances and loans to employees	6,570	13,110
Receivables from sales of property, plant and equipment	17,232	14,212
Miscellaneous	90,691	72,896
Total	1,793,443	1,621,366

16.            RIGHT OF USE OF ASSETS AND LEASE LIABILITIES

The Group has entered into lease agreements primarily for the lease of offices and premises. The evolution of the right of use of assets and lease liabilities as of June 30, 2022 and December 31, 2021 is as follows:

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022	12.31.2021

Lease liabilities:
At the beginning of the period / year	428,503	1,090,864
Additions	21,264	77,928
Interest accrued in the period / year	15,626	58,797
Foreign exchange gain	(40,269)	(146,072)
Decrease	-	(412,383)
Payments	(78,928)	(240,631)
At the end of the period / year	346,196	428,503

Right of use assets:
At the beginning of the period / year	421,909	919,480
Additions	21,264	77,928
Depreciations	(75,837)	(193,403)
Decrease	-	(382,096)
At the end of the period / year	367,336	421,909

17.            TRADE ACCOUNTS RECEIVABLE

	06.30.2022	12.31.2021

Accounts receivable	5,920,988	5,616,047
Accounts receivable in litigation	301,088	84,585
Notes receivable	17,443	41,800
Foreign customers	5,789	4,037
Subtotal	6,245,308	5,746,469
Allowance for doubtful accounts	(309,930)	(353,725)
Total	5,935,378	5,392,744

18.            INVESTMENTS

	06.30.2022	12.31.2021
Non-current
Investments in other companies
- Cementos del Plata S.A.	7,153	7,153
Total	7,153	7,153

Current
Short-term investments
- Mutual funds in pesos	9,467,590	1,654,308
- Fix-term deposits in pesos	-	2,396,169
- Short-term investments in foreign currency	659,495	-
- Public securities in pesos	2,395,145	2,675,865
Total	12,522,230	6,726,342

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

19.            CAPITAL STOCK AND OTHER CAPITAL RELATED ACCOUNTS

	06.30.2022	12.31.2021

Capital	59,603	59,603
Adjustment to capital	9,815,470	9,815,470
Cost of treasury stock	(3,955,804)	(3,250,291)
Share-based payment plans	68,809	54,285
Treasury stocks trading premium	9,670	-
Share premium	17,831,024	17,831,024
Merger premium	3,221,015	3,221,015
Total	27,049,787	27,731,106

The issued, paid-in and registered capital, consists of:
Common stock with a face value of $ 0.1 per share and entitled to 1 vote each, fully paid-in (in thousand)	596,026	596,026

Acquisition of treasury stock

During the previous year and the present period, the Company carried out various plans for the acquisition of treasury stock, as detailed in note 23 to the financial statements for the year ended December 31, 2021.

Acquisitions were carried out in accordance with the market opportunities, dates, prices and quantities established by the Company’s Management.

The purpose of the repurchase plan is to efficiently dispose of a portion of the Company’s liquidity, which may result in a greater return of value to the shareholders considering the current attractive value of the share.

On February 21, 2022, the last plan to acquire treasury stocks was finalized, having reached a purchase amount of 711 million corresponding to the purchase of shares and 10,069 ADRs. On January 5, 2022, 10,069 ADRs were distributed under the long-term incentive program (Note 14).

Until the date of issuance of these financial statements, the Company acquired 10,625,520 treasury stocks for a total amount of 3,955,804.

20.            BORROWINGS

20.1 Composition of borrowings

	06.30.2022				12.31.2021
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in foreign currency – USD
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A.	6 Month-Libor + 4.25%	Jan-22	-	124,921
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Feb-22	-	8,706
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7.375%	Jan-22	-	996,369
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month Libor + 7.375%	Jan-22	-	903,008
Industrial and Commercial Bank of China	Loma Negra C.I.A.S.A	6 Month-Libor + 4.25%	Mar-22	-	56,697
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A	3 Month-Libor + 8%	Jul-24	7,092,748	-
Industrial and Commercial Bank of China (Dubai)	Loma Negra C.I.A.S.A.	3-Month Libor + 7.5%	Nov-23	737,249	1,093,809
Total borrowings in foreign currency				7,829,997	3,183,510

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022				12.31.2021
	Company	Interest rate	Maturity date	Amount	Amount
Borrowings in local currency
Overdrafts	Loma Negra C.I.A.S.A.	47.26%	Jul-22	5,499,820	66,483
Overdrafts	Ferrosur Roca S.A.	43%	Jul-22	268,534	168,982
Total borrowings in local currency				5,768,354	235,465
Total				13,598,351	3,418,975

(1)
In the month of April 2022, Loma Negra C.I.A.S.A. entered into a loan agreement abroad with the Industrial and Commercial Bank of China Limited for USD 56 million, whose principal payments are due in three equal installments in January, April and July 2024. Said loan is guaranteed by InterCement Participações S.A. up to 51% of its amount. Interest accrues at the Libor rate plus 8%, payable quarterly. Due to the fact that said loan has been used to pay the Company's obligations abroad, the funds from it have not been deposited or settled through the single free exchange market (“MULC”). The loan has been valued at its amortized cost in foreign currency, converting the resulting amounts to local currency at the official selling exchange rate in effect at the end of the reporting period.

(2)
On June 30, 2022, Loma Negra C.I.A.S.A. entered into a loan with Citibank N.A. for an amount of 5,500 million pesos to be paid 180 days after its execution, accruing a fixed nominal rate of 47.25% to be paid monthly.

Summary of borrowings by Company:	06.30.2022	12.31.2021

Loma Negra C.I.A.S.A.	13,329,817	3,249,993
Ferrosur Roca S.A.	268,534	168,982
Total	13,598,351	3,418,975

20.3 Movements of borrowings

The movements of borrowings for the six-month period ended June 30, 2022 are as disclosed below:

Balances as of January 1, 2022	3,418,975
New borrowings	14,079,095
Interest accrued	161,486
Effect of exchange rate differences	(250,092)
Interest payments	(245,514)
Principal payments	(3,565,599)
Balances as of June 30, 2022	13,598,351

As of June 30, 2022, the long-term borrowings have the following maturity schedule:

Fiscal year
2023	229,073
2024	6,994,457
Total	7,223,530

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

21.            ACCOUNTS PAYABLE

	06.30.2022	12.31.2021

Suppliers	6,231,295	5,614,950
Related parties (Note 14)	226,357	535,982
Accounts payable for investments in property, plant and equipment and intangible assets	785,482	2,268,306
Expenses accrual	2,699,831	2,304,471
Total	9,942,965	10,723,709

22.            PROVISIONS

	06.30.2022	12.31.2021

Labor and social security	195,646	144,822
Environmental restoration	435,049	456,815
Civil and others	134,373	170,797
Total	765,068	772,434

Changes in the provisions were as follows:

	Labor and social security	Environmental restoration	Civil and others	Total

Balances as of January 1, 2022	144,822	456,815	170,797	772,434
Increases / (Recoveries) (*)	78,950	(20,720)	(8,436)	49,794
Uses (**)	(28,126)	(1,046)	(27,988)	(57,160)
Balances as of June 30, 2022	195,646	435,049	134,373	765,068

(*) Includes the effect of the inflation adjustment.
(**) Includes the application of provisions to their specific purposes.

23.            TAX LIABILITIES

	06.30.2022	12.31.2021

Income tax	92,659	3,436,745
Value added tax	850,533	683,791
Turnover tax	271,886	212,412
Other taxes, withholdings and perceptions	215,462	221,898
Total	1,430,540	4,554,846

24.            CASH AND CASH EQUIVALENTS

For purposes of the consolidated condensed interim statement of cash flows, cash and cash equivalents include cash, banks accounts and short-term investments with high liquidity (with maturities of less than 90 days from the date of acquisition). Cash and cash equivalents at the end of each reporting period/year as shown in the consolidated condensed interim statement of cash flows can be reconciled to the related items in the consolidated condensed interim statement of financial position as follows:

	06.30.2022	12.31.2021

Cash and banks	771,192	450,299
Short-term investments (Note 18)	10,127,085	4,050,477
Cash and cash equivalents	10,898,277	4,500,776

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

25.            FINANCIAL INSTRUMENTS

25.1 Net debt to equity ratio

The net debt to equity ratio of the reported period/fiscal year is as follows:

	06.30.2022	12.31.2021

Debt (i)	13,598,351	3,418,975
Cash and cash equivalents	10,898,277	4,500,776

Net debt	2,700,074	(1,081,801)

Equity (ii)	98,435,856	98,723,967

Net debt to equity ratio	0.03	(0.01)

(i) Debt is defined as current and non-current borrowings.
(ii) Shareholders’ equity includes all the non-controlling interests, which are managed as capital.

25.2 Categories of financial instruments

	06.30.2022	12.31.2021
Financial assets
At amortized cost:
Cash and banks	771,192	450,299
Investments	3,054,640	5,072,034
Accounts receivable	7,008,540	6,517,357
At fair value through profit and loss:
Investments	9,467,590	1,654,308

Financial liabilities
Amortized cost	28,234,993	22,376,764

25.3 Financial risks

The Group´s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk considering the current inflation rates), credit risk and liquidity risk. The Group maintains an organizational structure and systems that allow the identification, measurement and control of the risks to which it is exposed.

These consolidated condensed interim financial statements do not include all the information and disclosures on financial risks, therefore, they should be read in conjunction with the Group´s consolidated financial statements for the fiscal years ended December 31, 2021 and 2020 issued on March 7, 2022.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

25.4 Fair value measurement

Fair value measurement is described in Note 33.8 to the annual consolidated financial statements.

From December 31, 2021 through June 30, 2022, there have been no significant changes in the industry’s economic activity affecting the fair value of the Group´s financial assets and liabilities, either measured at fair value or amortized cost. In addition, there were no transfers among the different levels of fair value hierarchy to assess the fair value of the Group's financial instruments during the six-month period ended June 30, 2022.

The carrying amounts of financial assets and liabilities recognized at amortized cost, included in the consolidated financial statements as of June 30, 2022 and December 31, 2021, approximate to their fair values. Borrowings are measured at amortized cost considering the effective interest rate method, which approximate to their fair value given their cancellation period.

The Group’s Management considers that the liquidity risk exposure is low since the Group has been generating cash flows from its operating activities, supported on profits, and has access to loans and financial resources, as explained in Note 20.

25.5 Exchange risk management

The Group carries out transactions in foreign currency and is hence exposed to exchange rate fluctuations, also considering the current exchange regulations in force. Exposures in the exchange rate are managed within approved policy parameters using foreign exchange contracts.

The carrying amounts of monetary assets and liabilities stated in currencies other than the functional currency of each company consolidated at the end of the reporting period/year are as follows:

	06.30.2022	12.31.2021
Liabilities
United States Dollars	9,206,936	6,257,607
Euro	163,727	197,234
Real	60	64

Assets
United States Dollars	1,945,263	1,255,118
Euro	58,778	26,125

Foreign currency sensitivity analysis

The Group is mainly exposed to the US Dollar and euro.

The following table shows the sensitivity of the Group to an increase in the US Dollar and the Euro exchange rate. The sensitivity rate is that used when reporting to the top executive level and represents the management’s assessment of a possible reasonable change in exchange rates. The sensitivity analysis only includes outstanding foreign-currency monetary items and adjusts traslation of such items on the end of the period tems considering a reasonably possible 25% increase in the exchange rate.

	Effect of US Dollars	Effect of Euro

Loss for the period	1,815,418	26,237
Decrease in of shareholder's Equity	1,815,418	26,237

Additionally, considering the current exchange regulations existing in Argentina, the Group constantly monitors the alternatives for collecting assets and canceling liabilities in foreign currency and their corresponding impacts. The result derived from the use of financial instruments for the cancellation of operations in foreign currency is recognized at the moment in which the Group unconditionally commits or irreversibly executes such cancellation in kind. As of June 30, 2022, in the case of the use of financial instruments for the cancellation of the aforementioned operations, it would result in an exchange variation of approximately 102%.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

26.            NON-CASH TRANSACTIONS

Below is a detail of the transactions that did not involve cash flow movements during the six-month periods ended June 30, 2022 and 2021, respectively:

	06.30.2022	06.30.2021

- Acquisitions of property, plant and equipment financed with trade payables	126,212	186,924
- Right of use of assets	21,264	54,032

27.            SEGMENT INFORMATION

The Group has adopted IFRS 8 – “Operating Segments”, that require operating segments to be identified on the basis of internal reports regarding components of the Group that are regularly reviewed by the Executive Committee, chief operating decision maker, in order to allocate resources to the segments and to assess their performance. This analysis is based on monthly information concerning historical figures of the identified segments. The information reviewed by the main decision maker basically consists in the historical details corresponding to each month accumulated until the end of the reporting period. It is for this reason that they differ from the inflation-adjusted figures as described in Note 2.2.

For the purposes of managing its business both financially and operatively, the Group has classified the operations of its businesses as follows:

i)
Cement, masonry cement and lime: this segment includes the results from the cement, masonry cement and lime business in Argentina, and comprises the procurement of raw materials from quarries, the manufacturing process of clinker / quicklime and their subsequent grinding with certain additions in order to obtain the cement, masonry cement and lime.

ii)
Concrete: this segment includes the results generated from the production and sale of ready-mix concrete. It also includes the delivery of the product at the worksite and, depending on the circumstances, the pumping of concrete up to the place of destination.

iii)	Aggregates: this segment includes the results generated from the production and sale of granitic aggregates.

iv)	Railroad: this segment includes the results generated from the provision of the railroad transportation service.

v)	Others: this segment includes the results of the industrial waste treatment and recycling business to produce materials for use as fuel.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022	06.30.2021
Sales revenue
Cement, masonry cement and lime	37,382,598	23,709,176
Concrete	3,328,210	2,032,725
Railroad	3,575,604	2,107,876
Aggregates	1,002,951	318,498
Others	308,128	139,751
Inter-segment eliminations	(3,270,398)	(1,843,874)
Subtotal	42,327,093	26,464,152
Reconciliation - Effect from restatement in constant currency	5,592,001	20,907,068
Total	47,919,094	47,371,220

	06.30.2022	06.30.2021
Cost of sales
Cement, masonry cement and lime	21,798,446	13,310,803
Concrete	3,222,173	2,186,230
Railroad	3,429,772	2,022,441
Aggregates	907,019	301,668
Others	192,231	93,259
Inter-segment eliminations	(3,270,398)	(1,843,874)
Subtotal	26,279,243	16,070,527
Reconciliation - Effect from restatement in constant currency	6,988,810	15,562,265
Total	33,268,053	31,632,792

	06.30.2022	06.30.2021
Selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	3,176,035	1,788,893
Concrete	145,125	22,493
Railroad	196,194	127,405
Aggregates	10,249	3,805
Others	83,729	49,003
Subtotal	3,611,332	1,991,599
Reconciliation - Effect from restatement in constant currency	726,944	1,773,504
Total	4,338,276	3,765,103

	06.30.2022	06.30.2021
Depreciation and amortization
Cement, masonry cement and lime	1,000,979	529,681
Concrete	33,995	31,449
Railroad	263,140	137,320
Aggregates	15,225	13,119
Others	2,500	2,598
Subtotal	1,315,839	714,167
Reconciliation - Effect from restatement in constant currency	3,229,736	2,916,393
Total	4,545,575	3,630,560

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

	06.30.2022	06.30.2021
Sales revenue less cost of sales, selling, administrative expenses and other gains and losses
Cement, masonry cement and lime	12,408,117	8,609,480
Concrete	(39,088)	(175,998)
Railroad	(50,362)	(41,970)
Aggregates	85,683	13,025
Others	32,168	(2,511)
Subtotal	12,436,518	8,402,026
Reconciliation - Effect from restatement in constant currency	(2,123,753)	3,571,299
Total	10,312,765	11,973,325

Reconciling items:
Tax on bank accounts debits and credits	(479,797)	(487,316)
Financial results, net	(50,456)	735,803
Income tax	(3,692,741)	(9,625,289)
Net profit for the year	6,089,771	2,596,523

In relation to the segregation of the results by geographic segment, the Group carries out 99.92% of its activities and operations in Argentina.

No customer has contributed 10% or more of the Group´s revenue for the six-month periods ended June 30, 2022 and 2021, respectively.

28.            COMMITMENTS

The Group’s commitments are described in Note 36 to the annual consolidated financial statements for the fiscal year ended December 31, 2021.

29.            FERROSUR ROCA S.A. CONCESSION AND RELATED RAIL SERVICES

On March 11, 1993, Ferrosur Roca S.A. obtained the concession of the General Roca National Cargo Railway Network with the exception of the Altamirano-Miramar corridor and the urban sections, through the approval of the concession contract formalized by National Executive Branch Decree No. 2681/92, after the presentation made through a national and international tender and formalized to that effect. The area of influence is concentrated in the center and south of the province of Buenos Aires, north of the province of Río Negro and Neuquén. It has access to the ports of Buenos Aires, Dock Sud, La Plata, Quequén, and Bahía Blanca.

Ferrosur Roca S.A. is indirectly controlled by the Company, through Cofesur S.A.U. which owns 80% of the interest, 16% of which belongs to the National State and the remaining 4% belongs to the workers of Ferrosur Roca S.A. through a trust created for this purpose.

The term of the concession is 30 years, which expires in March 2023, and originally provides for an extension of 10 additional years.

Ferrosur Roca S.A. has requested the above-mentioned extension in due time on March 8, 2018, and in line with the bidding terms and conditions and the concession agreement.

On November 7, 2018, Decree No. 1027/2018, which regulated Law No. 27,136, was published in the Official Gazette. The relevant subjects were: readjustment of existing concession contracts with the possibility of extending them for a term not greater than 10 years, full implementation of open access system on the day following expiration of the last concession contract (of the three private concessions existing at present), including extensions, with the possibility of initiating this modality in the branches that allow it when the planned investments are made; revision of technical standards; revision of the sanction regime, and creation of the registry of operators.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

On March 29, 2021, through Resolution No. 219/2021, the National Commission for Transport Regulation (“CNRT”) approved the Rules and Regulations of the National Registry of Railway Operators and granted such capacity to Ferrosur Roca S.A. and the other railway concessionaires and, through Resolution No. 211 of the Ministry of Transport, published in the Official Gazette on June 28, 2021, rejected the request for an extension of the concession contracts duly submitted by all the private railway concessionaires.  Therefore, the railway concession operated by the Company will expire at the end of its original term, that is, on March 10, 2023. The purpose of the National State is that the national railway network be based on a mixed modality combining public and private cargo operators, where the National State will manage the infrastructure and control the related investments, thus allowing any registered railway operator to provide railway services regardless of who owns or possesses the facilities at the point of loading or destination.

As a consequence, the Group understands that, at the end of its concession, it will continue to provide the cargo transport rail services it currently provides but as a cargo operator under the terms set forth in Resolution No. 211, Law No. 27,132, and Decree No. 1027 dated November 7, 2018.  To this end, the Group will have to readjust various operational issues once it hands over control of the railway infrastructure linked to its current concession to the National State. The Group's Management understands that the intention of the National State is to prioritize the continuity of the current operators for each of the existing services and businesses, thus guaranteeing the best use of the experience they have acquired.

On June 9, 2022, the Ministry of Transportation published in the Official Gazette the Resolution 353/2022 in which it grants a 12-month extension in the concession granted to the concessionaire FerroExpreso Pampeano S.A. ending on June 30, 2023 and establishes the canon or toll to be paid by railway operators that circulate along the Bahía Blanca – Rosario branch.

As of the date of issuance of these consolidated financial statements, beyond the extension mentioned in the previous paragraph regarding one of the concessionaires, several regulations are still pending definition by the National State on which the railway operators scheme will operate as of March 2023, the date on which the current concession managed by Ferrosur Roca S.A. will end, together with the negotiations to implement the operator contracts with the different parties involved.

In this context, the Group has assessed the possible business scenarios, considering that its intention is to continue providing services as operator of the railway network. In these scenarios, the National State, responsible for managing the train traffic control systems and maintaining the railway infrastructure, would charge the Company a fee for the use of the railway infrastructure, which would replace direct maintenance expenses currently paid by the concessionaires plus the related tolls; no significant changes are expected in the rest of matter matters and activities compared to the current business model of Ferrosur Roca S.A. In addition, the Group´s assessment of the new business model has included estimation of the term for the provision of rail services, the routes and businesses that would be assigned, the future demand for rail freight services, and the allocation of fixed and variables costs in the new cost structure of Ferrosur Roca S.A., among other issues.

Finally, the Group has reassessed all accounting estimates associated with the end of the current concession, including delivery and control of the railway infrastructure and associated contracts in order to conclude the concession scheme as well as adjustment of its operating model to the new scheme as a rail operator.  No significant impact is expected to date. The Group will continue to monitor the new regulations as they come into effect, as well as the progress of ongoing negotiations with the National State and will record any related effect as soon as it is possible to make an estimate.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

30.            THE ARGENTINE ECONOMIC CONTEXT

On November 14, 2021, the mid-term general legislative elections took place, and the outcome was contrary to the governing party, with a nationwide differential of almost nine points with respect to the main opposition alliance, and a loss of almost fifteen points as compared to the votes obtained in the 2019 presidential elections. After the electoral result became known, President Alberto Fernandez anticipated the sending and treatment at the National Congress of a bill articulating the multi-year economic program, including the agreement with the International Monetary Fund and a realistic budget that is plausible from a market perspective.

The central issues of the macroeconomic scenario in Argentina are as follows:

-
Due to the crisis unleashed by the COVID-19 pandemic, the Argentine economic activity was more affected than other economies in the region due to its previous macroeconomic weakness. The loosening of restrictions during 2021 and up to June 2022, due to the drop in infections, and the expansion of public spending, focused on expanding consumption, caused the economy to react by growing at a rate of approximately 10% in 2021, although still below the 2019 average activity levels.

-
The initial impact of the pandemic and social distancing measures on the economy and household income also affected poverty levels, with the poverty rate reaching 40.6% in 2021 and involving 18.8 million people nationwide.

-
The primary fiscal deficit accelerated mainly due to the economic measures taken by the national government, which generated a monetary imbalance driven by money printing to increase the money supply as a way of financing the expansion of spending used for subsidies to mitigate the effects of COVID-19, social plans, and government employment, among other issues.

-	The national consumer price index published by INDEC accumulated 36.2% in 2022 and 50.94% for the year 2021.

-
Reducing the fiscal deficit is one of the central issues in the framework of the negotiation with the International Monetary Fund (“IMF”), and a large part of the deficit is explained by the growth of subsidies due to the delay in rate/tariff increases. Also, as the subsidies are financed with monetary issue, this increases the pressures on inflation. Within the framework of an agreement with the IMF, the National Government hardly has room not to reduce energy subsidies.

-
The low level of reserves in the Central Bank (“BCRA”) has led the national government to maintain a very restrictive exchange control for the purchase of foreign currency in the MULC, affecting the payment of imports of services and goods, financial indebtedness and dividends, among others. The imbalance due to monetary issue constitutes an inflation factor and, together with the restrictive exchange control imposed by the BCRA, favors the increase in the exchange rate gap.

31.       EFFECTS OF COVID-19 ON THE GROUP

On March 11, 2020, the World Health Organization declared the outbreak of coronavirus (COVID-19) as a pandemic. The public health emergency situation has spread practically throughout the world and different countries have taken various measures to tackle this.

As the pandemic took hold, the National Executive Branch issued a number of measures intended to restrict or suspend commercial operations, restrict travel, and set up social distancing measures. These restrictions have been loosening, or disappearing, during 2021 and 2022.

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.

LOMA NEGRA COMPAÑÍA INDUSTRIAL ARGENTINA SOCIEDAD ANÓNIMA
NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS AS OF JUNE 30, 2022 AND 2021
(All amounts are expressed in thousands of Argentine pesos - $ - except otherwise indicated)

As a result, the Group adopted various measures to mitigate the effects of this situation, such as: (i) adapting the level of its operations based on market demand; (ii) implementing the use of remote work for administrative employees of the Group; and (iii) creating a crisis committee to monitor and evaluate the implementation of measures aimed at mitigating the effects of this pandemic.

The Group Management estimates that this situation will not generate a significant adverse impact on future operations, but the uncertainties regarding the effects, extent and duration of this situation do not allow a reasonable estimate of the potential impacts as of the date of issuance of these financial statements, which will depend on the significance of the health emergency and the success of the measures adopted and to be adopted in the future.

32.       OFFICIALLY STAMPED BOOKS

As of date of these interim financial statements, for administrative purposes, consolidated financial statements were not yet transcribed in the relevant certified books.

33.            SUBSEQUENT EVENTS

The Group has considered events after December 31, 2021, to assess whether it is necessary to recognize or disclose them in these consolidated financial statements. Such events were assessed through August 11, 2022, the date when the consolidated financial statements were available for issue.

33.1            New loan

On July 1, 2022, Loma Negra C.I.A.S.A. was granted new loan agreement with Eurobanco Bank Ltd. for USD 80 million, for a term of 90 days, extendable to 180 days, cancelable at maturity. This loan accrues interest at a variable nominal rate based on the SOFR rate to be paid quarterly.

Additionally, on July 7, 2022, the Company entered into a loan agreement with HSBC Bank Argentina S.A. for 3,000 million pesos maturing within 180 days, accruing a fixed interest rate of 52% per year.

33.2            Payment of dividends

On July 1,2022, the board of directors of the company approved the payments of dividends amount of 10,300 million to allocating a part of the Optional reserve for Future Dividends, equivalent to a dividend of Ps. 17.5947778152810 per share. The dividend was made available on July 12, 2022.

The board of directors also communicated that as a general principle the payment of such dividends will be made to all Shareholders in ARS. However, it will be granted to all Shareholders the option of (a) receiving payment of their proportion in the dividends through the delivery of the equivalent amount of USD resulting of the conversion of the proportional amount of the original dividend in ARS to USD through the Reference Exchange Rate of the Central Bank of the Republic Argentina – Communication “A” 3500 corresponding to the close of the immediate trading day prior to April 26, 2022 or (b) to receive payment in USD through Caja de Valores S.A., in each respective Shareholders’ local bank or in a bank account abroad

Free translation in English of the original consolidated financial statements filed in Spanish with the Argentine National Securities Commission (“CNV”). In case of discrepancy, the consolidated financial statements filed with the CNV prevail over this free translation.